U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25/A

                           NOTIFICATION OF LATE FILING

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  JUNE 30, 2004

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                            ------------------------------------


READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

The Form 12b-25 filed on September 29, 2004 is amended to add the letter from Moore Stephens, P.C., dated September 28, 2004, which was sent to the Securities and Exchange Commission on the filing date as correspondence instead of as an attachment to the filing.


PART I - REGISTRANT INFORMATION



Full Name of Registrant:   Tengtu International Corp.
Former Name if Applicable:


Address of Principal Executive Office:

236 Avenue Road
Toronto, Ontario Canada M5R 2J4
-------------------------------
  (City, State and Zip Code)

PART II - RULES 12B-25(B) AND (C)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


[X]               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III - NARRATIVE



State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

         Due to difficulties in evaluating the collectibility of receivables of Tengtu International Corp. ("Tengtu") from its joint venture partner in China, and the matters disclosed in Tengtu's Current Report on Form 8-K filed on July 28, 2004 regarding overstatements of Tengtu's revenues for the first three quarters of the fiscal year ended June 30, 2004, Tengtu and its auditor are still in the process of completing Tengtu's audit for the fiscal year ended June 30, 2004. In order for Tengtu to accurately report its operating results and financial condition, the issuance of Tengtu's financial statements for the fiscal year ended June 30, 2004 will be delayed. See also letter from Moore Stephens, P.C. attached hereto.

PART IV - OTHER INFORMATION



1. Name and telephone number of person to contact in regard to this notification:

                  Judy Ye              (416) 963-3999
----------------------------------------------------------------------------
                  (Name) (Area Code) (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                                                  [X] Yes [ ] No


3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   [X] Yes [] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The information necessary to provide such an explanation is not currently available.

                           TENGTU INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:         OCTOBER 13, 2004              By: /S/ JUDY YE
      ----------------------------              ---------------------------
                                                Judy Ye
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              MOORE STEPHENS, P.C.
                               331 MADISON AVENUE
                               NEW YORK, NY 10017




                                                             September 28, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

          We are retained by Tengtu International Corporation ("the Company") as independent certified public accountants to report on the financial statements at June 30, 2004 and for the fiscal year then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the extensive period of time, and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by September 28, 2004 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                                  Very truly yours,


                                                  /s/ Moore Stephens, P.C.
                                                  -------------------------
                                                  MOORE STEPHENS, P.C.